

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

Via E-mail
Darrell C. Sherman, Esq.
Vice President and General Counsel
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, AZ 85251

> **Re:**   **Taylor Morrison Home Corporation**
> **Amended Registration Statement on Form S-1**
> **Filed February 13, 2013**
> **File No. 333-185269**

Dear Mr. Sherman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Reorganization Transactions, page 11

1. You disclose that in the reorganization transactions, the existing holders of limited partnership interest in TMM will, through a series of transactions, contribute their limited partnership interest in TMM to a new limited partnership formed under the laws on Cayman Islands (New TMM). Immediately following the consummation of the reorganization, the limited partners of New TMM will consist of TMHC and two holding vehicles through which the existing limited partners of TMM, including your Principal Equityholders and certain members of management will indirectly continue their existing equity investment. You also disclose that each of those holding vehicles will be issued New TMM units and a number of shares of TMHC Class B common stock equal to the number of TMM Units that each vehicle holds. Please provide the following:

    •   For the existing holders of limited partnership interests in TMM that existed prior to the reorganization, please help us understand how you determined how many units would be given to them in New TMM. Please clarify the exchange ratio used to determine the appropriate number of units to be given to the existing owners of TMM, including but not limited to the New TMM units and shares of TMHC's Class B common stock that will be issued to the two holding vehicles. Please clarify if the same exchange ratio was used for all of the existing owners of TMM. If not, please disclose your accounting for any preferential rights given; and

- Please clarify whether any holders of TMM units will increase or decrease their proportionate ownership levels relative to other unitholders as a result of the exchange.

Acquisition by the Principal Equityholders and Financing Transactions, page 14

2. It appears that you may have inconsistently identified one of the entities acquired by TMM on July 13, 2011. For example, on page 14 you identify one of the entities acquired as Taylor Morrison Communities, Inc. (TMC) but on page F-12 you identify the entity as Taylor Woodrow Holdings (USA), Inc. In addition, you define Taylor Morrison on page F-4 as Taylor Morrison Inc. but on page F-12, you define Taylor Morrison as Taylor Woodrow Holdings (USA), Inc. Please revise your filing throughout as appropriate.

Organization Structure, page 52

3. You indicate on the top of page 52 that immediately following the reorganization transactions, all of the limited partnership interests in TMM will be owned by New TMM. Please revise to clarify who owned the limited partnership interests in TMM prior to the reorganization transactions. In addition, given the complexity of your post-reorganization structure and the changes made to your organizational structure due to the acquisition of TMC and Monarch Corporation in July 2011, we believe investors would benefit from the inclusion of an organizational chart demonstrating the structure of the company immediately preceding the reorganization transactions.

Unaudited Pro Forma Consolidated Financial Information, page 59

4. We note your response to comment 7 from our letter dated January 30, 2013 and await the revision you described in a later pre-effective amendment.

Management's Discussion and Analysis of Financial Condition and Results…, page 66

Operating Cash Flow Activities, page 108

5. We note your response to comment 15 from our letter dated January 30, 2013. Please revise your disclosures to provide a more robust discussion of the underlying changes in your cash flow for the nine months ended September 30, 2012 compared to the nine

months ended September 30, 2011. For example, your disclosure could be enhanced to explain the geographical areas where you increased your land purchases, quantify the amount of the land purchases and explain the reasons why management decided to increase purchases during the period. In addition, please revise to discuss the underlying reasons for changes in working capital components separately for each annual period. Your current disclosure does not separately quantify each change and appears to list the impact of certain working capital components across multiple reporting periods rather than separately discussing the changes in working capital components compared to the corresponding prior period. Please revise your disclosure accordingly.

Legal Proceedings, page 148

6. Please advise us as to why you have deleted your discussion of Vista Lakes from this section, yet retain it on page F-47.

Board Structure, page 154

7. Please clarify the circumstances under which a vacancy on the Board of Directors of TMHC may be filled by either the remaining directors or the holders of a majority of the outstanding shares of common stock.

Key Elements of Executive Compensation Program, page 162

8. We note your definition of the term "North American Scorecard" on page 165 in response to comment 24 of our letter dated January 30, 2013. Please clarify by whom the North American Scorecard is produced, as well as how many entities are scored, to give context to the meaning of first, second, or third on the Scorecard, as used on pages 166 and 167.

Director Compensation, page 183

9. Please provide the narrative disclosure called for by Item 402(k)(3) of Regulation S-K. Please refer to comment 27 of our letter dated January 30, 2013.

TMM Holdings Limited Partnership Audited Consolidated and Combined Financial Statements

General

10. We note that you have included the audited balance sheet for Taylor Morrison Home Corporation as of November 30, 2012. You have also included the financial statements of TMM Holdings Limited Partnership for fiscal 2011, 2010 and 2009 and the nine months ended September 30, 2012. Given that your operation will be solely that of TMM Holdings Limited Partnership, please tell us what consideration you gave to the

updating requirements of Rule 3-12 of Regulation S-X as it relates to these financial statements.

15. Operating and Reporting Segments, page F-44

11. We note your response to comment 28 from our letter dated January 30, 2013. So that we may better understand your segment reporting, please address the following:

- You indicated that the average operating margin for the divisions aggregated into the East Region is 22.4%, with a high of 24.5% and a low of 19.5% for the combined 2012 and project 2013 periods. Given that the relative difference between the high and low average operating margins is approximately 26% of the low average margin, please tell us how you determined that your North Florida operating segment has similar economic characteristics. Please also explain why this variation would not be considered an indication of dissimilarities in the long term economic characteristics of your North Florida operating segment;

- You also indicate that your North Florida operating segment is experiencing lower operating margins due to the planned closeout of communities that had been impacted by the recent housing market downturn. Given that all of your operating segments have been impacted, to some extent, by the recent housing market downturn, please tell us how you determined that your lower margins in North Florida are temporary;

- You state in your response that West Florida has a lower rate of return that the other operating segments in the East region due to several long-term strategic assets in its real estate portfolio due to the recent market downturn. You further indicate that you do not plan on developing these assets in the near term. Please tell us how you considered West Florida's seemingly disproportionate strategic real estate holdings in determining that this operating segment was economically similar to the other operating segments in the East region; and

- You indicated that the average return on assets for operating segments in your East region is 13% with a high of 16.2% and a low of 7.9% for the combined 2012 and projected 2013 periods. Please tell us how you determined that this variation is close enough to meet the similar economic characteristics criteria.

12. Your response to comment 28 from our letter dated January 30, 2013 infers that you have a total of five reportable segments – East, West, Canada, Land and Financial Services. We note that your MD&A includes an analysis of land closings revenue, land gross margin and adjusted land margin but you have not presented Land as a reportable segment in your financial statement footnotes on page F-44. Please address the following:

- Explain why Annex B to your February 23, 2013 response letter does not attribute any assets to your Land division;

- Clarify whether or not your Land division exceeded the quantitative thresholds in ASC 280-10-50-12 for any of the periods presented; and

- If the Land division did not exceed the quantitative thresholds for any periods presented but you believe that information about this division would be useful to readers of the financial statements, please revise to separately disclose the Land division as a reportable segment. Alternatively, please confirm that you do not consider the Land division to be a reportable segment and revise your disclosures to clarify how you have included this division within your segment reporting disclosures.

13. You state, in Note (b) to Annexes A-C of your February 13, 2013 response letter, that you performed your segment aggregation analyses using adjusted home closings margin (which excludes impairment charges and the amortization of capitalized interest) because you believe it is more reflective of the current and future performance of the operating segments. Based upon disclosures elsewhere in your filing, it appears that you plan to continue carrying debt to finance your homebuilding operations and therefore it seems likely that in future periods you would continue to capitalize interest expense. Please address the following:

- Tell us why you believe that excluding the amortization of capitalized interest expense makes the resulting metric (adjusted home closings operating margin) more comparable and reflective of the future performance of your operating segments;

- Tell us which of your operating segments, if any, have a history of carrying disproportionately higher or lower debt levels relative to the other operating segments which could affect their operating margins on a U.S. GAAP basis; and

- If any of your operating segments have a history of carrying disproportionately higher or lower debt balances or plan to carry disproportionate balances in the future, please explain the reasons for these differences. For example, please specify if the differences are simply due to management discretion or if there are other factors that preclude or require certain operating segments to carry different debt levels in comparison to other segments.

14. We note from your disclosures on page 103 that you experienced $78 million of inventory impairments and land write-offs during 2009, primarily in the East and West regions. Please provide us with a summary of these impairments by operating segment and tell us how you considered if these impairments were an indicator of similar economic characteristics amongst the affected operating segments.

You may contact Ernest Greene at (202)551-3733 or Lisa Etheredge at (202)551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief